Filed by: Trigon Healthcare, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         and deemed filed pursuant to Rule 14a-6
                                      of the Securities and Exchange Act of 1934

                                        Subject Company: Trigon Healthcare, Inc.
        Commission File Number for the Related Registration Statement: 001-12617

The following joint statement was issued on July 19, 2002 by Anthem, Inc. and Trigon Healthcare, Inc.:


            ANTHEM, INC. AND TRIGON HEALTHCARE, INC. JOINT STATEMENT

     ANTHEM, INC. AND TRIGON HEALTHCARE, INC. RECEIVE APPROVAL OF THE MERGER
                 FROM THE VIRGINIA STATE CORPORATION COMMISSION


July 19, 2002

We are pleased that the Virginia State Corporation Commission (SCC) has given its approval for the acquisition of Trigon Healthcare, Inc. by Anthem, Inc.

This approval follows a public hearing held by the SCC earlier this month and is the latest in a series of steps in the transaction process. On July 23, 2002, shareholder meetings will be held in Indianapolis for Anthem shareholders and in Richmond for Trigon shareholders. Assuming the requisite votes are received, we anticipate that the transaction will be closed at the end of the month.

Upon completion, this transaction will bring together two strong, financially stable, well-run companies to continue to serve Virginians. We look forward to delivering the same excellent products and customer service for which Trigon has come to be known. We believe the added strength of Anthem will assure an outstanding Blue Cross and Blue Shield company will be available to serve Virginians for years to come.

We appreciate the efforts of the Virginia Bureau of Insurance and the Virginia State Corporation Commission in reviewing this transaction. We are appreciative of the opportunities we have had to meet with them and others throughout Virginia and to share our vision of what our companies can achieve together.

Anthem's mission is to improve the health of the people we serve. We look forward to serving our new customers in the Commonwealth of Virginia.

ABOUT TRIGON
Trigon is Virginia's largest managed health care company, providing a broad range of health, wellness and health care financing programs and services to more than 2 million members. As of December 31, 2001, Trigon had assets of $2.6 billion and operating revenues of $2.9 billion. More information about Trigon is available at www.trigon.com.

ABOUT ANTHEM
Anthem, Inc. is an Indiana-domiciled publicly traded company that, through its subsidiary companies, provides health care benefits and services to more than 8 million members. Anthem is the fifth largest publicly traded health benefits company in the United States and is the Blue Cross and Blue Shield licensee for Indiana, Kentucky, Ohio, Connecticut, New Hampshire, Colorado, Nevada and Maine. As of December 31, 2001, Anthem had assets of $6 billion and operating revenues of $10 billion. More information about Anthem is available at www.anthem.com.

                                  -- ### --


CONTACTS: ANTHEM                                 TRIGON
          ------                                 ------
          MEDIA                                  MEDIA
          LAUREN GREEN-CALDWELL, 317-488-6321    BETH LAWS, 804-678-0708
          LAUREN.GREEN-CALDWELL@ANTHEM.COM       BTAYLOR@TRIGON.COM


          INVESTOR RELATIONS                     INVESTOR RELATIONS
          TAMI DURLE, 317-488-6390               CHRIS DRAKE, 804-354-3463
          TAMI.DURLE@ANTHEM.COM                  INVESTORS@TRIGON.COM



SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

This Statement contains certain forward-looking information about Anthem, Inc. ("Anthem"), Trigon Healthcare, Inc. ("Trigon") and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and Trigon, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include:
those discussed and identified in public filings with the Securities and Exchange Commission ("SEC") made by Anthem and Trigon; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem's acquisition of Trigon, to achieve expected synergies and operating efficiencies in the Trigon acquisition and to successfully integrate our operations; our expectations regarding the timing, completion and accounting and tax treatments of the transactions and the value of the transaction consideration; and general economic downturns. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor Trigon undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. You are also urged to carefully review and consider the various disclosures in Anthem's and Trigon's various SEC filings, including but not limited to the registration statement on Form S-4, including the joint proxy statement/prospectus constituting a part thereof, filed by Anthem on June 7, 2002 and first mailed to Anthem and Trigon shareholders on or about June 12, 2002, Anthem's and Trigon's Annual Reports on Form 10-K for the year ended December 31, 2001, and Anthem's and Trigon's Quarterly Reports on Form 10-Q for the quarterly period ended
March 31, 2002.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This statement may be deemed to be solicitation material in respect of Anthem's proposed merger with Trigon. On June 7, 2002, Anthem filed a registration statement on Form S-4, including a joint proxy statement/prospectus constituting a part thereof, with the SEC in connection with the proposed merger. The joint proxy statement/prospectus was first mailed to Anthem and Trigon shareholders on or about June 12, 2002. INVESTORS AND SECURITY HOLDERS OF ANTHEM AND TRIGON ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CONSTITUTING A PART THEREOF, AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders of Anthem and Trigon may obtain the registration statement, including the joint proxy statement/prospectus constituting a part thereof, and any other documents filed by Anthem or Trigon with the SEC for free at the SEC's web site, www.sec.gov, and Anthem shareholders may obtain such documents for free from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204 and Trigon shareholders may obtain such documents for free from Trigon Investor Relations at 2015 Staples Mill Road, Richmond, VA 23230.

PARTICIPANTS IN SOLICITATION

Anthem, Trigon, their respective directors and executive officers, other members of their respective management and certain of their respective employees may be deemed to be participants in the solicitation of proxies with respect to the proposed merger. Information concerning Anthem's participants in the solicitation of proxies and their direct and indirect interests, by security holdings or otherwise, is set forth in the registration statement, including the joint proxy statement/prospectus constituting a part thereof. Information concerning Trigon's participants in the solicitation and their direct and indirect interests, by security holdings or otherwise, is set forth in Trigon's Current Report on Form 8-K, which was filed with the SEC on April 29, 2002. Additional information regarding the interests of Anthem's and Trigon's directors and executive officers in the proposed merger are set forth in the registration statement, including the joint proxy statement/prospectus constituting a part thereof that was first mailed to Anthem and Trigon shareholders on or about June 12, 2002.